July 17, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Comment Letter dated July 11, 2012, regarding Del Frisco’s Restaurant Group, LLC’s Amendment No. 4 to Registration Statement on Form S-1 Filed July 9, 2012 (File No. 333-179141)

Dear Ms. Nguyen:

Del Frisco’s Restaurant Group, LLC (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-179141) originally filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2012 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 5 to the Registration Statement (“Amendment No. 5”) with the Commission today and have included with this letter a marked copy of Amendment No. 5.

General

1.	In your next amendment, please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note for example that on page 111 you do not indicate the percentage of shares beneficially owned by the selling and principal stockholders prior to the offering.

We note the Staff’s comment and have filled in all information previously omitted from the prospectus as requested in Amendment No. 5 other than the information omitted pursuant to Rule 430A of the Securities Act of 1933, as amended (the “Securities Act”).

2.

Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We note the Staff’s comment, and in response thereof, confirm that (i) no written materials were provided by us or on our behalf to potential investors in reliance upon Section 5(d) of the Securities Act and (ii) no research reports about us were published or distributed by any broker or dealer that is participating or will participate in our offering in reliance upon Section 2(a)(3) of the Securities Act.

Capitalization, page 39

3.	We note your response to our prior comment 2. Once the offering proceeds are determinable, please present the $3.0 million one-time payment to Loan Star Fund as a reduction to your cash balance in the pro forma balance sheet, and similarly revise the pro forma balance sheet presented on page F-3 of your financial statements as well as Note 14 to your financial statements pursuant to the guidance in SAB Topic 1:B:3.

We note the Staff’s comment, and in response thereto, confirm that we have presented the $3.0 million one-time payment to Lone Star Fund as a reduction to our cash balance as requested.

Properties, page 79

4.	Please briefly disclose the reasons for the closing of your Dallas Sullivan’s location.

We note the Staff’s comment, and in response thereto, disclosed the reason for closing our Dallas Sullivan’s location on page 80 of Amendment No. 5.

Other

5.	We note your response to our prior comment 6. When the information becomes available, please disclose the number and expected terms of the options that the company plans to issue in connection with its planned public offering.

We note the Staff’s comment, and in response thereto, confirm that we have disclosed the number and expected terms of the options that we plan to issue in connection with the offering on pages 68-69 of Amendment No. 5.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (817) 601-4606.

Sincerely,

/s/ Thomas J. Pennison, Jr.

Thomas J. Pennison, Jr.

Chief Financial Officer

cc:	Jeffrey A. Chapman

Peter W. Wardle

Colin J. Diamond

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